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                     July 13, 2022

       Chong Kuang Lee
       Chief Executive Officer
       Greenpro Capital Corp.
       B-7-5, Northpoint Office
       Mid Valley City, No.1 Medan Syed Putra Utara
       59200 Kuala Lumpur, Malaysia

                                                        Re: Greenpro Capital
Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 29,
2022
                                                            Form 8-K Item 4.02
                                                            Filed May 6, 2022
                                                            File No. 001-38308

       Dear Mr. Lee :

               We issued comments to you on the above captioned filing on June 16, 2022. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by June 27, 2022.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              You may contact Joseph Cascarano, Senior Staff Accountant, at
(202) 551-3376
       or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology